                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING

(Check One) [ ] Form 10-K   [ ] Form 20-F   [ ] Form 11-K   [X] Form 10-Q
            [ ] Form N-SAR

                    For Period Ended: January 31, 1997
                                     ------------------
                    [ ] Transition Report on Form 10-K
                    [ ] Transition Report on Form 20-F
                    [ ] Transition Report on Form 11-K
                    [ ] Transition Report on Form 10-Q
                    [ ] Transition Report on Form N-SAR
                    For the Transition Period Ended: ______________________

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: _______________________

PART I - REGISTRANT INFORMATION

                            Health Management, Inc.
-------------------------------------------------------------------------------
Full Name of Registrant


-------------------------------------------------------------------------------
Former Name if Applicable

                              1371-A Abbott Court
-------------------------------------------------------------------------------
Address of Principal Executive Office (Street and Number)

                         Buffalo Grove, Illinois 60089
-------------------------------------------------------------------------------
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.

(Check box if appropriate)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]      (b)      The subject annual report, semi-annual report, transition
                  report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

         The registrant was unable to file its quarterly report on Form 10-Q for the period ended January 31, 1997 within the prescribed time period. The delay is due to the fact that the registrant has recently discovered certain errors in its quarterly reports on Form 10-Q for the two prior quarters of the 1997 fiscal year and is currently preparing restatements for such quarters. These restated financial statements are required in order for the registrant to properly prepare its third quarter financial statements.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

         Cheryl V. Reicin                212                     547-5522
         ----------------------------------------------------------------------
               (Name)                (Area Code)             (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

                                 [ X ] Yes   [   ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                 [ X ] Yes    [   ] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                  A $13 million charge will be recorded in the quarter ending January 31, 1997, which includes a charge of approximately $2.8 million in goodwill and other costs associated with the sale or discontinuation of retail pharmacies and an additional allowance of approximately $10 million related to accounts receivable.

                                   SIGNATURES

         Health Management, Inc. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

                                   HEALTH MANAGEMENT, INC.

Date: March 17, 1997               By:    /s/ W. James Nicol
                                          ---------------------
                                   Name:  W. James Nicol

                                   Title: Chief Executive Officer,
                                          President, Treasurer and Secretary